UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*

MSP Recovery, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

553745100

(CUSIP Number)

May 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	553745100

1	NAMES OF REPORTING PERSONS
Nomura Securities International, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
16,803,030 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
16,803,030 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,803,030 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
20.0% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
N/A

(1)
Consists of (i) 138,870 shares of Class A Common Stock, (ii) 277,500 shares of Class A Common Stock the Reporting Person has the right to acquire upon the exercise of warrants with an exercise price of $0.0001 per share and exercisable within 30 days after May 27, 2022 (“Old Warrants”), and (iii) 16,386,660 shares of Class A Common Stock the Reporting Person has the right to acquire upon the exercise of warrants with an exercise price of $11.50 per share and exercisable within 30 days after May 27, 2022 (“New Warrants”) beneficially owned as of May 31, 2022.

(2)
Based on 67,173,336 shares of Class A Common Stock outstanding as of June 30, 2022, plus (i) 277,500 Class A Common Stock issuable upon the exercise of the Old Warrants and (ii) 16,386,660 Class A Common Stock issuable upon the exercise of the New Warrants, each of (i) and (ii) which have been added to the total Class A Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No.	553745100

1	NAMES OF REPORTING PERSONS
Nomura Holdings Inc. (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
16,803,030 (2)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
16,803,030 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,803,030 (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
20.0% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
N/A

(1)
Nomura Securities International, Inc. (“NSI”) is a wholly owned subsidiary of Nomura Holdings Inc (“NHI”) and accordingly NHI may be deemed to beneficially own the shares of Class A Common Stock held by NSI.

(2)
Consists of (i) 138,870 shares of Class A Common Stock held directly by NSI, (ii) 277,500 shares of Class A Common Stock NSI has the right to acquire upon the exercise of Old Warrants held directly by NSI, and (iii) 16,386,660 shares of Class A Common Stock NSI has the right to acquire upon the exercise of New Warrants held directly by NSI.

(3)
Based on 67,173,336 shares of Class A Common Stock outstanding as of June 30, 2022, plus (i) 277,500 Class A Common Stock issuable upon the exercise of the Old Warrants and (ii) 16,386,660 Class A Common Stock issuable upon the exercise of the New Warrants, each of (i) and (ii) which have been added to the total Class A Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

Item 1.

(a)	Name of Issuer

MSP Recovery, Inc.

(b)	Address of Issuer’s Principal Executive Offices

2701 Le Jeune Road, Floor 10, Coral Gables, Florida 33134

Item 2.

(a)	Name of Person Filing

Nomura Holdings Inc. (NHI) Nomura Securities International, Inc. (NSI)

(b)	Address of Principal Business Office or, if none, Residence

NHI: 13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8645, Japan NSI: Worldwide Plaza, 309 West 49th Street, New York, NY 10019

(c)	Citizenship

NHI: Japan NSI: New York

(d)	Title of Class of Securities

Class A Common Stock, $0.0001 par value

(e)	CUSIP Number

553745100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☒	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).
(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Items 5-11 of the cover page are incorporated by reference.

Pursuant to Rule 13d-1(b)(2), the number of shares reported on the cover page represents the Reporting Persons’ beneficial ownership as of May 31, 2022. As of the date hereof, NHI and NSI may be deemed to beneficially own 16,530,000 shares of Class A Common Stock, which is approximately 19.8% of the shares of Class A Common Stock outstanding.  This amount consists of (i) 177,500 shares of Class A Common Stock held directly by NSI, (ii) 27,500 shares of Class A Common Stock NSI has the right to acquire upon the exercise of Old Warrants held directly by NSI, and (iii) 16,325,000 shares of Class A Common Stock NSI has the right to acquire upon the exercise of New Warrants held directly by NSI.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following □

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

See Exhibit B

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Nomura Securities International, Inc.

Date: July 14, 2022	By:	/s/ Fernando Del Puerto
Name: Fernando Del Puerto
Title: Managing Director

Nomura Holdings Inc

Date: July 14, 2022	By:	/s/ Samir Patel
Name: Samir Patel
Title: Managing Director

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the Class A Common Stock of MSP Recovery, Inc. and further agree that this Joint Filing Agreement be included as an exhibit to this Schedule 13G. In evidence thereof, the undersigned hereby execute this Joint Filing Agreement as of July 14, 2022.

Nomura Securities International, Inc.

By:	/s/ Fernando Del Puerto
Name: Fernando Del Puerto
Title: Managing Director

Nomura Holdings Inc

By:	/s/ Samir Patel
Name: Samir Patel
Title: Managing Director

EXHIBIT B

SUBSIDIARIES

Nomura Securities International, Inc.. is a wholly owned subsidiary of Nomura Holdings, Inc.